INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

June 11, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901 on behalf of Advisory Research Global Value Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley of the staff of the Securities and Exchange Commission (the "Commission") by telephone on June 3, 2010, for the Advisory Research Global Value Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 95 filed concurrently with this correspondence.

As discussed during our call on June 3, the Registrant will transfer all the portfolio securities of a limited partnership (“LP”) to the Fund therefore, the Fund will include the LP’s returns in the Prospectus for the period prior to the Fund’s registration statement became effective.  Accordingly, the “Prior Performance for Similar Accounts Managed by the Advisor” section has been deleted.  As requested by Mr. Ganley, the inclusion of an LP’s returns requires a 60 day filing under Rule 485(a)(1) of the Securities Act of 1933.  Accordingly, PEA No. 95 is being filed under Rule 485(a)(1).

PROSPECTUS

Summary Section (Fees and Expenses of the Fund)

1.	Add “the value of” on the italicize sentence start with (Expenses that you pay each year as a percentage of your investment).

RESPONSE: The requested change has been made.  The caption has been revised to “(Expenses that you pay each year as a percentage of the value of your investment)”.

2.	On footnote (1), delete the second sentence: “Includes estimated acquired fund fees and expenses of less than 0.01%”.

RESPONSE:  The sentence has been deleted.

 Summary Section (Principal Investment Strategies)

3.	First paragraph, clarify what it means by “located” outside the U.S.

RESPONSE:  Revised to “headquartered” outside the U.S.

4.	Second paragraph, describe how the fund identifies “value” companies.

RESPONSE: The following disclosure has been added: “The Fund’s advisor uses a bottom-up approach that seeks to identify companies with attractive valuations relative to net asset value. The strategy invests in stocks that we believe are profitable, undervalued on a price to book basis, and exhibit low levels of leverage.”

 Summary Section (Principal Risks)

5.	Consider adding “Finance” in front of “Sector Risks”.

RESPONSE:  The requested change has been made.

6.	Consider adding “Interest Rate Risks” if the Fund’s investment in preferred or convertible stocks is material enough to be deemed as a principal strategy.

RESPONSE:  Preferred and convertible stocks are included for the purpose of defining “equity securities.”  The Fund does not intend to have material investments in preferred or convertible securities.

Redemption Fee

7.	Disclose whether “exchanges” are subject to redemption fee.

RESPONSE: The following disclosure has been added: “The fee will not apply to redemptions that are part of an exchange into shares of the Advisory Research International Small Cap Value Fund or the Advisory Research All Cap Value Fund, each of which is offered in another prospectus”.

STATEMENT OF ADDITIONAL INFORMATION

Page B-20 – Trustees and Officers Table

1.	Add “within the past five years” in the “Other Directorship Held by Trustee” column header and the related disclosure under this column take into account for the past five years history.

RESPONSE: The requested change has been made. The Trustees and Officers table includes all other directorship held by the Trustees during the past five years.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-2109.  Thank you.

Sincerely,

/s/ SARDJONO KADIMAN

Sardjono Kadiman
Investment Managers Series Trust
Assistant Treasurer
626-914-2109